UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the year ending 30 September 2000


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


            114 West Magnolia Street, Suite 447, Bellingham, WA 98225
            ---------------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)



(Signature) By: /s/ T.W. Metz
                ----------------------
                Tim Metz
                President/CEO

                          PEAKSOFT MULTINET CORPORATION
                              (in Canadian dollars)

                        Consolidated Financial Statements
                     Years ended 30 September 2000 and 1999

                         PEAKSOFT MULTINET CORPORATION

                       Consolidated Financial Statements
                             (in Canadian dollars)

                     Years ended 30 September 2000 and 1999







Auditor's Report                                                           4

Consolidated Financial Statements

     Consolidated Balance Sheet                                            6

     Consolidated Statement of Operations and Deficit                      7

     Consolidated Statement of Changes in Cash                             8

     Notes to the Consolidated Financial Statements                        9

GORDON K.W. GEE
Chartered Accountant             #488 - 625 Howe Street  Vancouver, BC   V6C 2T6
An incorporated professional   Telephone:(604) 689-8815 Facsimile:(604) 689-8838







                                AUDITOR'S REPORT

To the Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2000 and 1999, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2000 and 1999 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2000 and shareholders' equity to the extent summarized in note 11 to the financial statements.

                                                             /s/ Gordon K.W. Gee
                                                            --------------------
                                                            Gordon K.W. Gee
Vancouver, B.C., Canada                                     Chartered Accountant
14 January 2001

GORDON K.W. GEE
Chartered Accountant             #488 - 625 Howe Street  Vancouver, BC   V6C 2T6
An incorporated professional   Telephone:(604) 689-8815 Facsimile:(604) 689-8838






COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 14 January 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.



                                                             /s/ Gordon K.W. Gee
                                                            --------------------
                                                            Gordon K.W. Gee
Vancouver, B.C., Canada                                     Chartered Accountant
14 January 2001

PEAKSOFT MULTINET CORPORATION

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
================================================================================
                                                           2000         1999
                                                             $            $
--------------------------------------------------------------------------------
ASSETS

   Current Assets
        Cash                                               112,132       55,995
        Accounts receivable                                 13,687       36,168
        Prepaids and deposits                               24,393       33,020
                                                 ------------------------------
                                                           150,212      125,183

        Investment                                           1,830            -

        Capital assets (Note 3)                             51,351       71,100
-------------------------------------------------------------------------------
                                                           203,393      196,283
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:

        Accounts payable and accrued liabilities           695,377      782,972
        Salaries and wages payable                         508,439            -
        Interest payable on short-term debt                      -       89,746
        Notes payable (Note 4)                           2,911,582    1,438,472
        Current portion of obligations under
             capital leases (Note 5)                         3,650       18,471
                                                 ------------------------------
                                                         4,119,048    2,329,661

   Obligations Under Capital Leases (Note 5)                     -        1,897
                                                 ------------------------------
                                                         4,119,048    2,331,558
                                                 ------------------------------
   Shareholders' Equity:
        Share capital (Note 6)                           9,019,271    8,955,445

        Accumulated deficit                            (12,934,926)  11,090,720
                                                 ------------------------------
                                                        (3,915,655)  (2,135,275)
-------------------------------------------------------------------------------
                                                           203,393      196,283
================================================================================

(See accompanying notes to the financial statements)

ON BEHALF OF THE BOARD:

    /s/ Tim Metz                                /s/ Peter Janssen
                                 Director                               Director
    -------------------------------------       --------------------------------

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars) For the years ending 30 September

========================================================================================================
                                                     2000                 1999                  1998
                                                       $                   $                      $
--------------------------------------------------------------------------------------------------------
Sales                                                  80,715             536,339              1,246,381

Cost of goods sold                                      6,533              12,943                233,763
                                             -----------------------------------------------------------
                                                       74,182             523,396              1,012,618

Operating expenses:
        Amortization                                   38,370              50,694                991,017
        General and administration                  1,523,002           1,502,133              1,392,633
        Selling and marketing                         134,086             314,723                951,724
        Research and development                      105,095             282,099                531,860
                                             -----------------------------------------------------------
                                                    1,800,553           2,149,648              3,867,234

                                             -----------------------------------------------------------
Earnings (loss) before the undernoted              (1,726,371)         (1,626,252)            (2,854,616)

Debt settlement with creditors                              -             131,463                259,618
Loss on inventory abandonment                               -             (42,234)                     -
Interest on short term debt                          (257,359)           (140,140)              (237,188)
Loss on sale of investment                                  -            (217,850)                     -
Gain on sale of subsidiary                                  -                   -                 51,879
Other income                                          139,524                   -                      -

                                             -----------------------------------------------------------
Loss                                               (1,844,206)         (1,895,013)             2,780,307

Accumulated deficit, beginning of year             11,090,720           9,195,707              6,415,400
--------------------------------------------------------------------------------------------------------
Accumulated deficit, end of year                   12,934,926          11,090,720              9,195,707
========================================================================================================

Loss per common share                                           *               0     *             0.20
========================================================================================================

Loss per common share                                          **               1    **             0.73

(See accompanying notes to the financial statements)

*  Loss per common share calculated on shares outstanding before consolidation.
** Loss per common share if calculated on shares outstanding after consolidation.

NUMBER OF SHARES OUTSTANDING
        Basic                                                          13,515,463             13,515,463

                                                                        3,794,920              3,794,920

                                 Page 7 of 18

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Cash (In Canadian dollars)
As at 30 September

========================================================================================================
                                                     2000                 1999                  1998
                                                       $                   $                      $
--------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN ):

Operations:
        Net earnings (loss)                        (1,844,206)         (1,895,013)            (2,780,307)
        Items not involving cash:
             Amortization                              38,370              50,694                991,017
             Loss on sale of investment                     -             217,850                      -
        Change in non-cash operating
             working capital                        1,820,495            (132,214)               181,719
                                             -----------------------------------------------------------
                                                       14,659          (1,758,683)            (1,607,571)
                                             -----------------------------------------------------------

Financing:
        Repayments of long-term debt                        -          (1,179,805)            (1,380,991)
        Increase (decrease) in
             obligation under capital leases           (1,897)                  -                (12,288)
        Issuance of long-term debt                          -                   -              1,896,161
        Increase (decrease) in
             obligation to issue shares                     -             (26,742)              (399,900)
        Issuance of share capital                     612,172           2,948,098                776,249
                                             -----------------------------------------------------------
                                                      610,275           1,741,551                879,231
                                             -----------------------------------------------------------
Investments:
        Acquisition of investment                      (1,830)                  -               (284,000)
        Proceeds of sale of investment                      -              66,150                      -
        Purchase of capital assets                    (18,621)            (15,847)               (36,202)
                                             -----------------------------------------------------------
                                                      (20,451)             50,303               (320,202)
                                             -----------------------------------------------------------

Increase (decrease) in cash position                  604,483              33,171             (1,048,542)


Cash, beginning of year                                55,995              22,824              1,071,366
--------------------------------------------------------------------------------------------------------


Cash, end of year                                     660,478              55,995                 22,824
========================================================================================================

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facility.

1.  Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.  Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Multinet Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

(b) Revenue recognition:

Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(c) Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(d) Capital assets:

Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:

--------------------------------------------------------------------------------
Asset                                                                Rate
--------------------------------------------------------------------------------

Furniture and equipment                                              4 years
Computer equipment                                                   4 years
Computer software                                                    3 years
Leasehold improvements                                               4 years

(e) Inventories:

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(f) Research and development:

Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(g) Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(h) Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

3.  Capital assets:

--------------------------------------------------------------------------------
                                                        2000              1999
--------------------------------------------------------------------------------
                                     Accumulated       Net book         Net book
                           Cost      amortization       value            value
                             $             $              $                $
                   -------------------------------------------------------------
Furniture and equipment   124,391       119,865          4,526           11,542
Computer equipment        214,892       178,613         36,279           42,108
Computer software          47,145        47,145            -              2,174
Leasehold improvements     24,194        13,648         10,546           15,276
                   -------------------------------------------------------------
                          410,622       358,024         51,351           71,100
--------------------------------------------------------------------------------

Assets acquired under capital leases included in furniture and equipment as well as computer equipment are fully amortized.


4.  Notes payable:

--------------------------------------------------------------------------------
                                                          2000            1999
                                                           $                $
--------------------------------------------------------------------------------
Notes payable bearing interest at 12% per annum        2,911,582      1,438,472


5.  Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2000 requiring the following minimum lease payments:

--------------------------------------------------------------------------------
                                                          2000            1999
                                                           $                $
--------------------------------------------------------------------------------
 2000                                                     -              21,645
 2001                                                     4,100             -
--------------------------------------------------------------------------------
Total minimum lease payments                              4,100          21,645

Less imputed interest at varying rates                     (450)         (1,277)

Present value of net minimum capital lease payments       3,650          20,368
                                                   -----------------------------
Less current portion of obligations under capital lease   3,650          18,471
--------------------------------------------------------------------------------
                                                          -               1,897
--------------------------------------------------------------------------------

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

6.  Share capital:
--------------------------------------------------------------------------------
                                                          Shares        Amount
                                                            #              $
================================================================================
Authorized:
      20,000,000 voting common shares without par value

Issued:
Balance, 01 October 1994                                  82,036         94,580
Issued amount year ended 30 September 1995:
      Issued to founders                                 293,018              -
      Issued for cash                                    324,287        948,865
      Issue for services and technology                   19,407         45,700
      Less share issuance costs                                -       (193,278)

Issued amount year ended 30 September 1996:
      Issued for cash                                    143,893        667,500
      Issued for services and technology                 213,026      1,835,537

Issued amount year ended 30 September 1997:
      Issued for cash                                    443,158      2,496,498
      Issued for services and technology                  11,855         75,969
      Less share issuance costs                                -       (191,916)

Issued amount year ended 30 September 1998:
      Issued for cash                                    211,497        623,281

Issued amount year ended 30 September 1999:
      Issued for cash                                  2,059,222      2,981,847
      Less share issuance costs                                -       (429,128)

Issued amount year ended 30 September 2000:
      Issued for services                                 36,054         63,816
--------------------------------------------------------------------------------
Balance, 30 September 2000                             3,837,453      9,019,271
--------------------------------------------------------------------------------

Included in shares issued for services during 2000 are 36,054 shares pursuant to the exercise of management employees and directors' stock options at CDN$1.77 per share. During 1999 shares issued for cash are 67,563 (1998 - 390,000, 1997 - 833,541) shares for approximately $113,858 (1998 - $102,400, 1997 - $556,898)
issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,991,659 (1998 - 1,301,976, 1997 -2,711,725)
for $2,981,847 (1998 - $520,881, 1997 - $1,940,000) were issued pursuant to private placements.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(a) Management, employees and directors' stock options:

At 30 September 2000, the Company had 179,054 management, employees and directors' options outstanding:
           65,000 options expiring 23 February 2001, exercisable to acquire 65,000 shares at $1.44 each.
           36,054 options expiring 23 February 2001, exercisable to acquire 36,054 shares at $1.77 each.
           73,000 options expiring 18 March 2001, exercisable to acquire 73,000 shares at $2.38 each.
            5,000 options expiring 20 December 2001, exercisable to acquire 5,000 shares at $0.42 each.

(b) Warrants:

At 30 September 2000, the Company does not have any warrants outstanding.
           62,500 warrants from a debt conversion entitling the holder to acquire one additional share for $3.20 each.
           The warrants expired in March 2000.

           52,758 warrants entitling the holder to acquire one additional share at $2.40 each.
           The warrants expired April 2000.

           8,044 warrants from a private placement to acquire one additional share at $12.80 each.
           The warrants expired April 2000.

7.  Fair value of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a) Short-term financial assets and liabilities:

The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b) Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see Note 5).


8.  Subsequent events:

Subsequent to the year-end the following transactions occurred:

(a) Two of the executive employees were contracted to negotiate and assist in a corporate restructuring for the total fee of USD $232,200.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(b) In addition, a contract was established with executive employees for USD$404,200 from 01 February 2001 to 31 December 2001.

(c) It is agreed that amounts unpaid in (a) and (b) above may be part of a debt commission at USD $0.20 per share.

(d) PeakSoft Multinet Corporation negotiated a $3,900,000 sale of a new subsidiary Peak.com, Inc. in exchange for 321,388 shares of IncuLab.com Inc. In addition, PeakSoft Multinet Corporation will obtain financing to purchase an additional 110,601 shares of IncuLab.com, Inc. for USD 750,000.

(e) The company is in negotiations with a private company to conduct a reverse takeover.


9.  Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.


10. Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
--------------------------------------------------------------------------------
                                                             2000         1999
                                                               $            $
================================================================================
Salaries to directors and officers                          456,621      300,470
Consulting fees and expense reimbursements to directors      34,700       49,416
Salary paid to a relative of one of the directors                 -       40,564
--------------------------------------------------------------------------------
                                                            491,321      390,450
================================================================================

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.


11. United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(a) Loss and loss per share:

-----------------------------------------------------------------------------------------------
                                                      2000             1999             1998
                                                        $                $                $
===============================================================================================
Loss in accordance with Canadian GAAP             (1,844,206)      (1,895,103)      (2,780,307)

Difference in accounting for acquired
   research and development (note d)                       -                -          822,299

Loss in accordance with United States GAAP        (1,844,206)      (1,895,013)      (1,958,078)
===============================================================================================
Loss per common share                                 $ 0.49            $ 0.65          $ 1.15
-----------------------------------------------------------------------------------------------
Weighted average number of shares used
for calculation                                    3,820,928         2,910,854       1,701,618
-----------------------------------------------------------------------------------------------

(b) Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

===============================================================================================
                                30 September 2000                    30 September 1999
                            Canadian       United States         Canadian       United States
                              GAAP             GAAP                GAAP             GAAP
                               $                $                   $                $
----------------------------------------------------------------------------------------------
Liabilities:
Accumulated deficit        12,934,926       12,112,697          11,090,720       10,268,491
===============================================================================================

(c) Statement of cash flows:

Cash used in operations and cash provided by financing activities would decrease by 2000 - $ nil and 1999 - $ nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(d) Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(e) Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2000 (1999 - nil, 1998 - nil).


The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

================================================================================
                                               2000         1999         1998
                                                 $            $            $
--------------------------------------------------------------------------------

Loss - as reported                           1,844,206    1,895,013    1,958,008
Loss - stock option value adjusted           2,177,462    2,545,486    2,052,578
Loss per common share - as reported            0.49         0.50         1.15
Loss per common share - adjusted               0.57         0.61         1.21
================================================================================

The fair value of each option grant is estimated on the date of the grant using the following assumptions:

================================================================================
                                               2000         1999         1998
--------------------------------------------------------------------------------
Expected dividend yield                           0%           0%           0%
Expected stock price volatility                  70%          70%          70%
Risk-free interest rate                         5.5%         5.5%         5.5%
Expected life of options                       1 yr.         1 yr.        2 yr.
================================================================================

The weighted average fair value of the options granted is 2000 - nil and 1999 - nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(f) Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has deferred tax assets of approximately $6,500,000 (1999 - $5,000,000 and 1998 - $3,000,000) arising from losses carried forward (see note
13). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.


12. Commitments:

There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.


13. Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $6,500,000 in the United States and CDN $6,000,000 in Canada.


14. Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.